SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      MICROTEK MEDICAL, INC.
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            594939100
                          (CUSIP Number)


                      Windsor Capital, Inc.
                       7711 Bonhomme Avenue
                       St. Louis, MO 63105
                  Attn:  Mr. Wayne L. Smith, II
                          (314) 727-7766
    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                         with copies to:

                       John W. Finger, Esq.
                   Stinson, Mag & Fizzell, P.C.
                     100 South Fourth Street
                       St. Louis, MO 63102
                          (314)259-4500

                          April 30, 1996
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ]

Check the following box if a fee is being paid with this statement
     [ X ]

                           SCHEDULE 13D

CUSIP NO.  594939100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Windsor Capital, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [  ]
          (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES


                    7    SOLE VOTING POWER
                              Windsor Capital, Inc. has sole
                              direct voting power as to 305,683
                              shares
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         9    SOLE DISPOSITIVE POWER
  REPORTING                   Windsor Capital, Inc. has sole direct
 PERSON WITH                  dispositive power as to 305,683
                              shares


                    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     305,683 shares

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.6%

14   TYPE OF REPORTING PERSON
                    CO

                           SCHEDULE 13D

CUSIP NO.  594939100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Windsor, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [   ]
     (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

                  AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                  7    SOLE VOTING POWER
   NUMBER OF                 Shared indirect voting power as
    SHARES                   to 305,683 shares
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER
  REPORTING
 PERSON WITH      9    SOLE DISPOSITIVE POWER
                            Shared indirect dispositive power as
                            to 305,683 shares

                  10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       305,683 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.6%

14 TYPE OF REPORTING PERSON
                       CO

                           SCHEDULE 13D

CUSIP NO.  594939100

1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Wayne L. Smith, II

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [   ]
     (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

                  AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                  7    SOLE VOTING POWER
   NUMBER OF                Shared indirect voting power as
    SHARES                  to 305,683 shares
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER
  REPORTING
 PERSON WITH      9    SOLE DISPOSITIVE POWER
                            Shared indirect dispositive power as
                            to 305,683 shares

                  10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       305,683 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.6%

14 TYPE OF REPORTING PERSON
                       CO

                           SCHEDULE 13D

CUSIP NO.  594939100



1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Vanessa M. Tegethoff

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [   ]
     (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

                  AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                  7    SOLE VOTING POWER
   NUMBER OF                Shared indirect voting power as
    SHARES                  to 305,683 shares
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER
  REPORTING
 PERSON WITH      9    SOLE DISPOSITIVE POWER
                            Shared indirect dispositive power as
                            to 305,683 shares

                  10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       305,683 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.6%

14 TYPE OF REPORTING PERSON
                       CO

                           SCHEDULE 13D

CUSIP NO.  594939100


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Barney A. Ebsworth

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [   ]
     (b) [   ]

3  SEC USE ONLY

4  SOURCE OF FUNDS

                  AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                  7    SOLE VOTING POWER
   NUMBER OF                Shared indirect voting power as
    SHARES                  to 305,683 shares
 BENEFICIALLY
   OWNED BY       8    SHARED VOTING POWER
  REPORTING
 PERSON WITH      9    SOLE DISPOSITIVE POWER
                            Shared indirect dispositive power as
                            to 305,683 shares

                  10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       305,683 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       6.6%

14 TYPE OF REPORTING PERSON
                       CO

Item 1.  Security and Issuer.

     This statement relates to the par value $0.01 per share (the
"Common Stock"), of Microtek Medical, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 602
Lehmberg, Columbus, Mississippi 39702.

Item 2.  Identity and Background.

(a)-(c) The Common Stock of the Issuer has been acquired by Windsor Capital, Inc., a Missouri corporation ("Windsor"), having its principal business and office address at 7711 Bonhomme Avenue, St. Louis, Missouri 63105. The principal business of Windsor is investments and merchant banking. The executive officers and directors of Windsor and related information are provided as follows:


       Name                    Business              Principal
                                Address              Employment


Wayne L. Smith, II       7711 Bonhomme Avenue   President, Secretary
                         St. Louis, MO 63105    and sole director of
                                                Windsor and Windsor,
                                                Inc.


Vanessa M. Tegethoff     7711 Bonhomme Avenue
                         St. Louis, MO 63105    Vice President--Administration
                                                and Assistant Secretary
                                                of Windsor and
                                                Windsor, Inc.


Windsor, Inc.           7711 Bonhomme Avenue    Sole stockholder of
                        St. Louis, MO 63105     Windsor


Barney A. Ebsworth      7711 Bonhomme Avenue    Sole stockholder of
                        St. Louis, MO 63105     Windsor, Inc.


(d)-(e) None of the persons with respect to whom information is provided in response to this Item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

(f) Each of the natural persons with respect to whom information is provided in response to this Item is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     On April 30, 1996, Micro Partners, L.P. ("Micro Partners") made a liquidating distribution of all of the shares of Common Stock held by Micro Partners to its limited partners and general partner in proportion to their respective partnership interests and in accordance with its partnership agreement. Windsor is a limited partner of Micro Partners and therefore on April 30, 1996, became the beneficial owner of the 305,683 shares of Common Stock distributed to him. The shares of Common Stock distributed to Windsor were not issued in exchange for any "funds or other consideration."

Item 4.  Purpose of Transaction.

     With respect to the shares of Common Stock acquired by Windsor, Windsor did not acquire such shares with any particular purpose because such shares were transferred to Windsor pursuant to the April 30, 1996 liquidating distribution of Micro
Partners as described above in Item 3. Windsor has no present plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934;
          or

     (j) any action similar to any of those enumerated in (a) through (i) above.

     It is noted, however, that the Issuer and Isolyser Company, Inc., a Georgia corporation ("ICI"), have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated March 15, 1996, pursuant to which a subsidiary of ICI has agreed, subject to certain terms and conditions, to merge into the Issuer (the
"Merger"). In the Merger, the Issuer's stockholders will receive shares of ICI common stock in exchange for their Common Stock, in accordance with the exchange ratio set forth in the Merger
Agreement. Consummation of the Merger is subject to, among other things, approval by the Issuer's stockholders. In connection with the parties' execution of the Merger Agreement, Micro Partners delivered a proxy to ICI to vote shares of Common Stock held by Micro Partners in favor of the Merger, a form of which is attached hereto as Exhibit (1) and incorporated herein by reference. In addition, Windsor currently intends to deliver a voting agreement to ICI, a form of which is attached hereto as Exhibit (2) and incorporated herein by reference, which delivers to ICI a proxy with respect to all of its shares of Common Stock and stipulates that Windsor covenants not to seek to assert any appraisal or dissenters' rights in respect of the Merger. See, Item 6 below.

Item 5.  Interest in Securities of the Issuer.

     (a) As of April 30, 1996, Windsor held and beneficially owned 305,683 shares of Common Stock, which represented approximately 6.6% of the 4,596,886 shares of Common
          Stock then outstanding.

     (b) As of April 30, 1996, Windsor's power to vote or dispose of the shares of Common Stock and reported as being beneficially owned by him was as follows:


                            Voting                   Disposition


COMMON STOCK           Sole          Shared        Sole      Shared

Windsor              305,683                     305,683

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the parties' execution of the Merger Agreement, Micro Partners delivered a proxy to ICI to vote shares of Common Stock held by Micro Partners in favor of the Merger, a form of which is attached hereto as Exhibit (1) and incorporated herein by reference. In addition, Windsor currently intends to deliver a voting agreement to ICI, a form of which is attached hereto as Exhibit (2) and incorporated herein by reference, which delivers to ICI a proxy with respect to all of its shares of Common Stock and stipulates that Windsor covenants not to seek to assert any appraisal or dissenters' rights in respect of the Merger.

     Item 7.   Material to Be Filed as Exhibits.

     The following material is filed as an Exhibit to this Schedule
13D:

     (1) Agreement, dated as of March 15, 1996, by and between ICI and Micro Partners; and

     (2) Form of Agreement to be by and among ICI, Micro Partners and Windsor.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 10, 1996.

                                   WINDSOR CAPITAL, INC.


                                   By:  /s/ Wayne L. Smith, II
                                        Wayne L. Smith, II
                                        President


                                   WINDSOR, INC.


                                   By:  /s/ Wayne L. Smith, II
                                        Wayne L. Smith, II
                                        President


                                   /s/ Wayne L. Smith, II
                                   Wayne L. Smith, II


                                   /s/ Vanessa M. Tegethoff
                                   Vanessa Pegethoff


                                   /s/ Barney A. Ebsworth
                                   Barney A. Edsworth